UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Decibel Therapeutics, Inc.

(Name of Subject Company)

Decibel Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24343R 106

(CUSIP Number of Class of Securities)

Laurence Reid, Ph.D.

President and Chief Executive Officer

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

(617) 370-8701

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Joseph B. Conahan

Scott N. Lunin

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Decibel Therapeutics, Inc., a Delaware corporation (“Decibel”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2023 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to acquire all of the issued and outstanding shares of common stock, of Decibel in exchange for (i) $4.00 per share, payable in cash, without interest and subject to reduction for any applicable withholding of taxes, plus (ii) one contractual, non-tradeable contingent value right per share (each, a “CVR”), which entitles the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for Decibel’s lead investigational product candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Regeneron and Decibel, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 25, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Regeneron and Purchaser with the SEC on August 25, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph under “—(e) Legal Proceedings” on page 54 of the Schedule 14D-9 with the following:

“On August 28, 2023, Shoshana Minzer, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Minzer v. Decibel Therapeutics, Inc., et al., 1:23-cv-07626 (S.D.N.Y.) (the “Minzer Complaint”). On August 29, 2023, Catherine Coffman, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Coffman v. Decibel Therapeutics, Inc., et al., 1:23-cv-07668 (S.D.N.Y.) (the “Coffman Complaint”). Also on August 29, 2023, Ryan O’Dell, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Decibel Therapeutics, Inc., et al., 1:23-cv-07672 (S.D.N.Y.) (the “O’Dell Complaint”). On August 30, 2023, John Clark, a purported stockholder of Decibel, filed a complaint in the United States District Court for the District of Delaware, captioned Clark v. Decibel Therapeutics, Inc., et al., 1:23-cv-00946 (D. Del.) (the “Clark Complaint”). On September 1, 2023, Elaine Wang, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Wang v. Decibel Therapeutics, Inc., et al., 1:23-cv-07816 (S.D.N.Y.) (the “Wang Complaint”). On September 6, 2023, Lisa Vorel, a purported stockholder of Decibel, filed a complaint in the United States District Court for the Southern District of New York, captioned Vorel v. Decibel Therapeutics, Inc., et al., 1:23-cv-07899 (S.D.N.Y.) (the “Vorel Complaint” and, collectively with the Minzer Complaint, the Coffman Complaint, the O’Dell Complaint, the Clark Complaint, and the Wang Complaint, the “Complaints”).

The Complaints name as defendants Decibel and each member of the Decibel Board. The Complaints allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by Decibel on August 25, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) rescission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiffs’ costs and disbursements of the action, including attorneys’ and expert fees and expenses. Decibel believes that the Complaints are without merit.

Decibel has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made. Decibel cannot predict whether any of such demands or threats will result in litigation, whether additional demands or litigation may materialize, or the outcome of any related litigation. If additional similar complaints are filed or additional demands are received, absent new or different allegations that are material, Decibel will not necessarily disclose them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2023

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
Name: Laurence Reid, Ph.D.
Title: President and Chief Executive Officer

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